Filed pursuant to Rule 433

March 22, 2017

Relating to

Preliminary Prospectus Supplement dated March 22, 2017 to

Prospectus dated September 23, 2016

Registration Statement No. 333-213765-02

Duke Energy Ohio, Inc.
$100,000,000 First Mortgage Bonds,

3.70% Series, Due June 15, 2046

Pricing Term Sheet

Issuer:	Duke Energy Ohio, Inc.
Settlement Date:	March 27, 2017 (T+3)
Security Description:	First Mortgage Bonds, 3.70% Series, Due June 15, 2046 (the “Mortgage Bonds”)
Ratings (Moody’s/ S&P)*:	A2 (stable outlook)/A (stable outlook)
Principal Amount:

$100,000,000

The Mortgage Bonds will be part of the same series of mortgage bonds as the $250,000,000 aggregate principal amount of Duke Energy Ohio’s First Mortgage Bonds, 3.70% Series, Due June 15, 2046 offered and sold by the prospectus supplement dated June 20, 2016 and the accompanying prospectus.

Interest Payment Dates:	June 15 and December 15 of each year, beginning on June 15, 2017
Maturity Date:	June 15, 2046
Benchmark Treasury:	2.875% due November 15, 2046
Benchmark Treasury Yield:	3.015%
Spread to Benchmark Treasury:	+ 107 basis points
Yield to Maturity:	4.085%
Coupon:	3.70%
Price to Public:	93.462% per Mortgage Bond, plus accrued interest of $1,048,333.33 for the period from and including

December 15, 2016 to but excluding the date of delivery
Redemption Provisions:

At any time before December 15, 2045 (which is the date that is six months prior to maturity of the Mortgage Bonds (the “Par Call Date”)), the Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Mortgage Bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Mortgage Bonds being redeemed that would be due if the Mortgage Bonds matured on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, the date of redemption.

At any time on or after the Par Call Date, the Mortgage Bonds will be redeemable in whole or in part, at the issuer’s option at any time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds being redeemed plus accrued and unpaid interest on the principal amount of the Mortgage Bonds being redeemed to, but excluding, the date of redemption.

CUSIP / ISIN:	26442E AE0 / US26442EAE05
Joint Book-Running Managers:	Citigroup Global Markets Inc. Loop Capital Markets LLC

*Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146 or Loop Capital Markets LLC toll-free at (888) 294-8898.